UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 10, 2024

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Arcturus Therapeutics Ltd.

File No. 001-35932 - CF#3525

Arcturus Therapeutics Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 6-K filed on October 1, 2018.

Based on representations by Arcturus Therapeutics Ltd that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 99.2   through May 14, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Suzanne Hayes
Office Chief